FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: October 14, 2005	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

500 - 6 Adelaide St. East, Toronto, ON M5C 1H6 Tel.: (416) 860-0919 Fax: (416) 367-0182

FOR IMMEDIATE RELEASE	TSX: GGG
October 13, 2005	AMEX: GLE

Glencairn sets record for monthly gold sales,
Bellavista Mine nears commercial production

Glencairn Gold Corporation is pleased to report gold sales of 8,177 oz. during the month of September, a record for the Company. These sales include 4,100 oz. from its Bellavista Mine in Costa Rica poured during September as it ramps up towards commercial production.

Once in commercial production, Bellavista is expected to produce an average of 60,000 ounces gold per year, or 5,000 oz. per month, over eight years at a total cash cost of US$234 per ounce based on current ore reserves. The Company expects Bellavista will attain commercial production before the end of 2005.

“Bellavista is proving to be an excellent operation, everything we expected it to be,” said President and CEO Kerry Knoll. “Although mining began later than originally anticipated, both the grade of the ore and tonnes mined per month have exceeded the estimates in our feasibility study.”

Mining of ore began at the Bellavista Mine in Q1/05 and the operation poured its first, small gold bar in Q2/05. By the end of September, 2005, a cumulative total of 510,000 tonnes of ore at an average grade of 1.64 grams per tonne (g/t) containing an estimated 26,920 oz. gold had been placed on the leach pads. The Company expects to have a total of 775,000 tonnes of ore stacked on leach pads by the end of the year containing approximately 43,000 oz. of gold.

As previously reported, the Company expects to pour approximately 18,000 oz. of gold at Bellavista in 2005. Most of these ounces will be produced while the mine is in the testing phase prior to commercial production.

Total company-wide gold sales in Q3/05 were 13,698 oz. No gold was recovered at Bellavista during the first two months of the quarter as the adsorption-desorption-recovery (ADR) plant at Bellavista only began fully operating in September. While proceeds from the sale of gold produced at Bellavista in the testing phase will positively affect the Company’s cash flow, they will be credited toward the cost of property, plant and equipment on the Company’s balance sheet. Subsequent to commercial production, gold sales will be included on the Company’s income statement.

As previously announced, the Company’s planned shutdown of mining operations at Bellavista for up to six weeks when rainfall is typically at its heaviest in the area, commenced on September 15, 2005. Leaching and gold recovery have continued uninterrupted since then, and mining operations are scheduled to resume later this month.

To find out more about Glencairn Gold Corporation (TSX:GGG, AMEX:GLE), visit our website at www.glencairngold.com.

Glencairn Gold Corporation	Renmark Financial Communications Inc.
Kerry Knoll, President and CEO	Sylvain Laberge, slaberge@renmarkfinancial.com
Tel.: 416-860-0919	Tel.: 514-939-3989
www.glencairngold.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.